SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Southwest Airlines Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

844741108
(CUSIP Number)

Elliott Investment Management, L.P.

360 S. Rosemary Ave, 18th Floor

West Palm Beach, FL 33401

with a copy to:

Eleazer Klein, Esq.
Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 844741108	Schedule 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 41,948,500 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 41,948,500 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 41,948,500 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON PN, IA

(1) Includes 18,648,500 shares of Common Stock underlying the Physical Derivative Agreements (as defined in Item 6 of this Schedule 13D).

CUSIP No. 844741108	Schedule 13D	Page 3 of 8 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the common stock, par value $1.00 per share (the “Common Stock”), of Southwest Airlines Co., a Texas corporation (the “Issuer”). The Issuer’s principal executive offices are located at P.O. Box 36611, Dallas, Texas 75235-1611.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c) This statement is being filed by Elliott Investment Management L.P., a Delaware limited partnership (“EIM” or the “Reporting Person”), the investment manager of Elliott Associates, L.P., a Delaware limited partnership (“Elliott”) and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”, and together with Elliott, the “Elliott Funds”), with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries. Elliott Investment Management GP LLC, a Delaware limited liability company (“EIM GP”), is the sole general partner of EIM. Paul E. Singer (“Singer”) is the sole managing member of EIM GP.

EIM

The business address of EIM is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

The principal business of EIM is to act as investment manager for the Elliott Funds.

The name, business address, and present principal occupation or employment of the general partner of EIM is as follows:

NAME	ADDRESS	OCCUPATION

Elliott Investment Management GP LLC	360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401	General partner of EIM

EIM GP

The business address of EIM GP is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

The principal business of EIM GP is serving as a general partner of EIM.

The name, business address, and present principal occupation or employment of the managing member of EIM GP is as follows:

NAME	ADDRESS	OCCUPATION

Paul E. Singer	360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401	Sole managing member of EIM GP

SINGER

Singer’s business address is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

Singer’s principal business is to serve as the sole managing member of EIM GP.

CUSIP No. 844741108	Schedule 13D	Page 4 of 8 Pages

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(c) above. Singer is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 4 of the Schedule 13D is incorporated herein by reference.

The aggregate cost of the shares of Common Stock directly held by the Elliott Funds is approximately $626,859,790. The aggregate purchase price of the Physical Derivative Agreements reported herein is approximately $502,716,516.

The Reporting Person may effect purchases of the shares of Common Stock through margin accounts maintained for the Elliott Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person believes the securities of the Issuer are undervalued and represent an attractive investment opportunity. The Reporting Person believes that the Issuer requires fundamental changes throughout its business to evolve its strategy and improve its performance. The Reporting Person believes the Issuer can achieve this by (1) reconstituting its board of directors (the “Board”), (2) enhancing its leadership team, including through the identification of a new CEO and a new independent Board Chair, and (3) thereafter, undergoing a comprehensive business review to develop and execute a new strategy to restore the Issuer to industry-leading performance. On each of June 10, 2024 and July 8, 2024, the Reporting Person sent a letter to the Board, which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively (the “Board Letters”), detailing its views with respect to the foregoing. Representatives of the Reporting Person also met with the Issuer’s CEO, Executive Chairman and members of its Board at the Issuer’s headquarters to convey the views included in the Board Letters.

The Reporting Person will continue to seek to engage in a dialogue with the Board and/or management about the matters set forth in the Board Letters and other strategic opportunities to maximize shareholder value. The Reporting Person may also seek to communicate with shareholders and other third parties about such matters. In particular, the Reporting Person has identified and had discussions with a number of highly qualified former airline executives, industry leaders and other qualified persons with relevant experience who are eager to serve on the Board, and intends to provide shareholders with an opportunity to elect new highly qualified Board members, whether by requesting that the Issuer call a special meeting of shareholders or at an annual meeting of shareholders.

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, potential changes in the Issuer’s operations, management, organizational documents, composition of the Board (including, without limitation, proposing or nominating director candidates to the Board, whether at an annual or special meeting of shareholders), ownership, capital or corporate structure, strategic transactions, capital allocation policy, strategy and plans. The Reporting Person intends to communicate with the Issuer’s management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders or third parties, including potential director and management candidates, regarding the Issuer. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person may change its intentions with respect to any and all matters referred to in this Item 4. It may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

CUSIP No. 844741108	Schedule 13D	Page 5 of 8 Pages

The Reporting Person intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions or matters referenced above, overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Person. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 599,157,019 shares of Common Stock outstanding as of July 25, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed by the Issuer with the Securities and Exchange Commission on July 29, 2024.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the shares of Common Stock effected by EIM during the past sixty (60) days, which were all in the open market, are set forth on Schedule 1 attached hereto.

(d) No persons other than the Elliott Funds and/or their respective subsidiaries and EIM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by EIM.

(e) Not applicable.

CUSIP No. 844741108	Schedule 13D	Page 6 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Elliott Funds have entered into notional principal amount derivative agreements (the “Cash Derivative Agreements”) in the form of cash settled swaps with respect to an aggregate of 23,976,000 shares of Common Stock of the Issuer (collectively representing economic exposure comparable to 4.0% of the shares of Common Stock of the Issuer).  The Cash Derivative Agreements provide the Elliott Funds with economic results that are comparable to the economic results of ownership but do not provide them or the Reporting Person with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Cash Derivative Agreements (such shares, the “Subject Shares”).  The Reporting Person disclaims beneficial ownership in the Subject Shares. The counterparties to the Cash Derivative Agreements are unaffiliated third party financial institutions.

The Elliott Funds have entered into notional principal amount derivative agreements in the form of physically settled swaps (the “Physical Derivative Agreements”) with respect to an aggregate of 18,648,500 shares of Common Stock, which the Reporting Person may be deemed to beneficially own. Collectively, the Physical Derivative Agreements held by the Elliott Funds represent economic exposure comparable to an interest in approximately 3.1% of the shares of Common Stock. The counterparties to the Physical Derivative Agreements are unaffiliated third party financial institutions.

The Reporting Person has combined economic exposure in the Issuer of approximately 11.0% of the shares of Common Stock outstanding.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	EXHIBITS

Exhibit 99.1:	Letter to the Issuer’s Board, dated June 10, 2024.

Exhibit 99.2:	Letter to the Issuer’s Board, dated July 8, 2024.

CUSIP No. 844741108	Schedule 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 5, 2024

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

CUSIP No. 844741108	Schedule 13D	Page 8 of 8 Pages

SCHEDULE 1

Transactions in the Shares of Common Stock of the Issuer by the Reporting Person During the Past Sixty (60) Days

The following table sets forth all transactions in the shares of Common Stock reported herein effected during the past sixty (60) days by the Reporting Person. Except as noted below, all such transactions were effected by the Reporting Person in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the shares of Common Stock sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
7/11/2024	1,050,000	26.94	26.60-27.09
7/12/2024	700,000	27.47	26.98-27.79
7/15/2024	750,000	27.70	27.24-27.87
7/16/2024	600,000	28.58	28.35-28.83
7/16/2024	400,000	28.71	28.35-28.83
7/17/2024	500,000	28.32	28.22-28.55
7/17/2024	400,000	28.34	28.22-28.55
7/18/2024	500,000	27.91	27.34-28.56
7/29/2024	1,600,000	26.44	26.15-27.03
7/30/2024	2,250,000	27.08	26.40-27.36
7/31/2024	2,500,000	27.29	26.90-27.79
8/1/2024	2,050,000	26.38	26.03-26.88
8/2/2024	2,250,000	25.19	24.89-25.75
8/5/2024	1,750,000	24.05	23.60-24.47